UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Premier Financial Bancorp, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
74050M105 (CUSIP Number)
Thomas J. Murray Huddleston Bolen LLP 611 Third Avenue Huntington, WV 25701 304-691-8398 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 01, 2006 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 74050M105

1.	Names of Reporting Persons. Douglas Vernon Reynolds I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization West Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 278,713 shares of common stock

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 278,713 shares of common stock

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 278,713 shares of common stock

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 5.33% of the common stock of Issuer

14.	Type of Reporting Person IN
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Item 1. Security and Issuer

         This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission on November 26, 2004 (as amended, the “Schedule 13D”) by Douglas V. Reynolds relating to shares of common stock, no par value, of Premier Financial Bancorp, Inc., a Kentucky corporation (the “Issuer”) having its principal executive offices at 2883 Fifth Avenue, Huntington, West Virginia 25702.

         This Amendment No. 1 relates to the sale by Douglas V. Reynolds in multiple open market transactions of an aggregate of 100,000 shares of the Issuer taking place between January 26, 2006 and February 1, 2006.

Item 2. Identity and Background.

(a)	Name: Douglas Vernon Reynolds

(b)	Residence or business address: 703 Fifth Avenue, Huntington, WV 25701

(c)	Present Principal Occupation or Employment: : Attorney at Law Reynolds & Brown PLLC 703 Fifth Avenue Huntington, West Virginia 25701

(d)	Criminal Conviction: None

(e)	Court or Administrative Proceedings: None

(f)	Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration:

         Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

         The reporting person has utilized proceeds of a loan in amount of $3,737,579.82 from United Bank, Inc., Huntington, West Virginia, bearing variable interest at the Wall Street Journal Prime Rate, requiring 120 monthly payments of principal and interest, maturing November 23, 2014. This loan is collateralized by a pledge of 278,713 shares of common stock of Issuer and a pledge of 100,000 shares of common stock of Portec Rail Products, Inc. A copy of the promissory note is attached as Exhibit A to the Schedule 13D. The form of “Assignment of Investment Property Securities” effecting such pledge is attached as Exhibit B to the Schedule 13D.

Item 4. Purpose of Transaction

         Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

         Douglas V. Reynolds holds the common stock of the Issuer for investment purposes, and has decided to reduce his investment in the Issuer. Douglas V. Reynolds intends to monitor the business and affairs of the Issuer, including its financial performance and, depending upon these factors, market conditions and other factors, Douglas V. Reynolds may dispose of additional shares of common stock of Issuer as he deems appropriate, in open market purchases, privately negotiated transactions or otherwise. Alternatively, Douglas V. Reynolds may acquire additional common shares of Issuer in the open market, in privately negotiated transactions or otherwise.

         Except as described above, the reporting person has no current plans or proposals which relate to or would result in any of the following, but reserves the right to seek to effect any such matters in the future:

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	As of February 1, 2006, the reporting person beneficially owns 278,713 shares, constituting 5.33% of all the 5,233,897 issued and outstanding shares of common stock of the Issuer.

(b)	Reporting person possesses the sole power to vote or direct the vote and sole power to dispose or direct the disposition of all the 278,713 shares of common stock of Issuer beneficially owned by him.

(c)

In the sixty days prior to January 26, 2006, reporting person did not engage in any transactions involving the Issuer’s common stock. From January 26, 2006 to the date of filing this Amendment No. 1, Douglas V. Reynolds effected the following open market sales of the Issuer’s common stock on the NASDAQ National Market System:

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

January 26, 2006
January 26, 2006
January 26, 2006
January 26, 2006
January 30, 2006
January 30, 2006
January 30, 2006
January 30, 2006
January 31, 2006
February 1, 2006
February 1, 2006
February 1, 2006
February 1, 2006
February 1, 2006
February 1, 2006
February 1, 2006
February 1, 2006

	1,000 800 100 100 4,600 1,000 200 200 2,000 1,000 1,000 500 500 52,000 1,000 10,000 24,000	$15.70 $15.60 $15.64 $15.63 $15.60 $15.83 $15.61 $15.64 $15.60 $15.60 $15.60 $15.60 $15.60 $15.50 $15.50 $15.50 $15.50

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Reporting person Douglas Vernon Reynolds is the son of Marshall T. Reynolds, Chairman of the Board of Directors of Issuer and holder of 559,990 shares, constituting 10.7% of all issued and outstanding shares of Issuer’s common stock. No other contract, arrangement, understanding or relationship (legal or otherwise) exists between Douglas Vernon Reynolds and any other person with respect to any securities of the Issuer.

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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 02, 2006
Douglas Vernon Reynolds
By:	/s/ Douglas Vernon Reynolds Douglas Vernon Reynolds

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